Exhibit 99.1

Arco Announces Merger Completion and Becomes a Private Company

São Paulo, Brazil, December 7, 2023 – Arco Platform Limited (Nasdaq: ARCE) (“Arco” or the “Company”), a leading operating system for K-12 schools, announced today the completion of the merger (the “Merger”) with Achieve Merger Sub (“Merger Sub”), a wholly owned subsidiary of Achieve Holdings (“Achieve”), pursuant to the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of August 10, 2023, among the Company, Achieve and Merger Sub. As a result of the Merger, Arco became a wholly-owned subsidiary of Achieve and will cease to be a publicly traded company.

By the terms of the Merger Agreement, which the Company’s shareholders approved at an extraordinary general meeting held on December 4, 2023, each Class A common share, par value US$0.00005 per share, of the Company (the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), has been cancelled and ceased to exist, in exchange for the right to receive US$14.00 in cash without interest (the “Merger Consideration”).

The Company also announced today that it requested that trading of the Shares on the Nasdaq Global Select Market (“Nasdaq”) be suspended as of December 7, 2023.

In connection with the Merger, Evercore Group L.L.C. is serving as financial advisor to the special committee of the board of directors of the Company (the “Special Committee”); Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee; Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Company; Carey Olsen Cayman Limited is serving as Cayman Islands legal counsel to the Special Committee; and Maples & Calder (Cayman) LLP is serving as Cayman Islands legal counsel to the Company.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered millions of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This announcement contains forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include those discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Further information on these and other factors is included in filings the Company makes with the SEC from time to time, including the section titled “Risk Factors” in the Company’s most recent Form 20-F, as well as the Form 6-K and Schedule 13E-3 (which includes the proxy statement) filed by the Company. These documents are available (or will be available when filed) on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/